Gazit-Globe Ltd.

1 HaShalom Road

Tel-Aviv 67892, Israel

June 26, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Jennifer Monick
Accountant

Re:	Gazit-Globe Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed April 22, 2015

File No. 001-35378

Dear Ms. Monick:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated June 16, 2015 (the “Comment Letter”), relating to the Annual Report on Form 20-F (the “Form 20-F”) for the year ended December 31, 2014, filed by Gazit-Globe Ltd. (the “Company”) on April 22, 2015. The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Item 5.	Operating and Financial Review and Prospects

A. Operating Results

Shopping Centers, page 42

1.	We note disclosure on pages 44 and 45 that the information on those pages is presented on a fully consolidated basis without reflecting non-controlling interests. Please clarify to us, and in future filings, if this statement is also true for the information appearing on page 42.

The aforementioned statement is also true for the information on page 42 and we will state this in future filings.

Ms. Monick

Securities and Exchange Commission

June 26, 2015

2.	Related to the comment above, please clarify how the presentation of data “on a fully consolidated basis without reflecting non-controlling interests” differs from the presentation of data “on a 100% basis” as disclosed on page 47.

In this section of our Annual Report on Form 20-F, we sought to present the information for all of our significant subsidiaries and affiliates, whether fully consolidated into our consolidated financial statements or accounted for using the equity method, on a consistent basis.

The presentation of data on page 47 relates to Atrium European Real Estate Limited, which at the time was an unconsolidated investee that is accounted for in our consolidated financial statements using the equity method. The reference to “on a 100% basis” clarifies that the data was presented in full and not on a proportionate basis, as the latter may also be used to present the data of an equity-accounted joint venture under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The information presented for the other public subsidiaries mentioned in the section, which are fully consolidated into our consolidated financial statements, is presented here without reflecting a reduction for the proportionate share of the non-controlling interests, and as such we state this.

Results of Operations

Year ended December 31, 2014 compared to year ended December 31, 2013

Taxes on income, page 56

3.	We note your reconciliation on page F-75; specifically, we note your line item ‘Increase in taxes resulting from change in carry-forward tax losses for which no deferred taxes were provided, net.’ Please clarify for us, and in future filings, the impact on your tax expense related to the NIS 245 million reconciling item for 2014.

The impact of the NIS 245 million referred to above on our tax expense for the year ended December 31, 2014 was to increase our tax expense beyond our assumed statutory tax expense (pre-tax income multiplied by the Company’s tax rate in Israel), to an aggregate of NIS 405 million, which was the actual amount of taxes expensed. We believe that the reconciliation between the statutory tax expenses and the effective tax expenses on page F-75 was sufficiently detailed and we do not believe it was appropriate to include it in the section on page 56, which by contrast discussed the breakdown of income taxes and the changes in income taxes between 2014 and 2013.

The NIS 245 million is comprised of the following: (i) the increase of NIS 195 million for a tax loss for which no deferred tax asset was provided, primarily derived from losses of the Company and of our subsidiary, U. Dori Construction Ltd., recorded in 2014 and (ii) the increase of NIS 50 million with respect to other temporary differences for which no deferred taxes were provided, primarily derived from investment properties. We will clarify this as well in future filings, by stating explicitly in the line item that it includes the other temporary differences.

Ms. Monick

Securities and Exchange Commission

June 26, 2015

Consolidated Financial Statements

Note 2 – Significant Accounting Policies

x. Share-based payment transactions

Equity-settled transactions, page F-31

4.	Please tell us how your policy for accounting for modifications to equity-settled instruments is consistent with paragraphs 26-29 of IFRS 2.

The Company adheres to the requirements of IFRS 2 and, more specifically, the requirements of IFRS 2.26-IFRS 2.29. As such, if the modification increases the fair value of the equity instruments granted, measured immediately before and after the modification, the Company includes the incremental fair value granted in the measurement of the amount recognized for services received. If the modification occurs during the vesting period, the incremental fair value is recognized over the period from the modification date until the date when the modified equity instruments vest, added to the expense amount based on the grant date fair value of the original equity instruments, which is recognized over the remainder of the original vesting period.

If the modification occurs after the vesting date, the incremental fair value granted is recognized immediately, or over the vesting period if the employee is required to complete an additional period of service.

If the modification is not beneficial to the employee, the Company recognizes the grant date fair value of the original award, without any adjustment for the effect of the modification, provided the employee satisfies the non-market vesting conditions.

We will clarify the above in Note 2(x) to our consolidated financial statements in future filings.

Note 39 – Segment Information

b. Notes to segment information, page F-105

5.	We note your disclosure that the ‘Reconciliations’ line item relates, in part, to an adjustment for proportionate consolidation of EQY in joint ventures other adjustments between U.S. GAAP to IFRS. Please clarify what is meant by this statement. Additionally, please tell us if you have proportionately consolidated any joint ventures.

As stated in Note 39.d.1 to our consolidated financial statements, the relevant data used by our chief operating decision maker for the analysis and allocation of resources to the shopping centers in the U.S. is based on financial statements which have been prepared in

Ms. Monick

Securities and Exchange Commission

June 26, 2015

accordance with accounting principles in the U.S. (“U.S. GAAP”). Since the segment information presentation in Note 39.d.1 is reconciled to our financial statements which are prepared according to IFRS, part of the required adjustments includes the differences between U.S. GAAP and IFRS which consist of, among other items:

•	Revenues from discontinued operations—revenues that are recognized in our consolidated financial statements, prepared according to IFRS, do not include an adjustment for discontinued operations since at the “Group” (defined as the Company, its subsidiaries and its equity-accounted jointly controlled entities) level the operations sold by EQY are not defined as a “discontinued operation” under IFRS. Therefore, an adjustment was required to reconcile between the revenues presented in Note 39 to our consolidated revenues amount.

•	Other IFRS adjustments primarily consisted of the exclusion of above/below market rent amortization included in rental income which is recorded under U.S. GAAP and excluded under IFRS and are thus eliminated as part of the “consolidation adjustments” in Note 39.

•	According to U.S. GAAP, EQY presents its investment in a 50% joint venture which owns one property (“Rider LP” or “JV”) according to the equity method. According to IFRS, the JV meets the definition of “Joint Operation” (and not “Joint Venture” as defined in IFRS 11). According to section 20 of IFRS 11, “a joint operator shall recognize in relation to its interest in a joint operation: (a) its assets, including its share of any assets held jointly; (b) its liabilities, including its share of any liability incurred jointly; (c) its revenues from the sale of its share of the output arising from the joint operation; (d) its share of the revenue from the sale of the output by the joint operation; and (e) its expenses, including its share of any expenses incurred jointly.” Therefore, applicable segment information which excludes the inclusion of EQY’s share of the JV’s assets, liabilities, revenues, and expenses as per the above mentioned were adjusted to include such share of the JV as part of the “consolidation adjustments” in Note 39.

In our future filings, we intend to refer to this JV in Note 39.d.1 according to its accounting term, namely as a “Joint Operation”.

With respect to your second question, we have not proportionately consolidated any joint ventures as defined in and in accordance with IFRS 11, Joint Arrangements.

6.	Please tell us why you have not included Rule 3-09 of Regulation S-X financial statements for Atrium European Real Estate Limited. Within your response, please provide us with your Rule 3-09 significance test calculations for all periods presented.

We performed an analysis pursuant to Rule 3-09 of Regulation S-X and Rule 1-02(w) of Regulation S-X and concluded that for each of the years 2012, 2013, 2014, our investment in Atrium European Real Estate Limited (“Atrium”) did not meet the criteria as a “significant investment,” namely a 20% threshold under the applicable tests, requiring the attachment of its financial statements to our Annual Report.

Ms. Monick

Securities and Exchange Commission

June 26, 2015

Below are the significance test calculations:

	2014	2013		2012
	NIS in Millions
1. Investment in ATR Test

Consolidated Total Assets	69,984	67,927	*	71,034	*
Investment in ATR	4,079	4,277		3,844
Ratio	5.8%	6.3%		5.4%

2. Pre-Tax Income Test

Consolidated Pre-Tax Income (Company’s Share)	321	1,129	*	1,377	*
Consolidated Pre-Tax Income (Company’s Share) excluding Company’s share in ATR’s loss	384	N/A		N/A
Company’s Share in ATR Pre-Tax Income (loss)	(63)	59		191
Ratio	(16.4)%	5.2%		13.9%

*	Restated

Independent Auditor’s Report, page F-118

7.	We are unable to find KPMG Channel Islands Limited on the Public Company Accounting Oversight Board’s list of registered public accounting firms. Please tell us how your principal auditor determined whether or not the other auditors played a substantial role as defined in PCAOB Rule 1001(p)(ii). Your response should include, but not necessarily be limited to, a quantitative analysis. To the extent the other auditors played a substantial role, please tell us how the other auditor determined it was not necessary to register with the PCAOB. Refer to SEC Release No. 34-49708.

The Company has been advised by its principal auditors, Kost Forer Gabbay & Kasierer (“KFGK”), a member of Ernst & Young Global, that while their opinion on the Company’s consolidated financial statements is based in part on the audit opinion of KPMG Channel Islands Limited (“KPMG”) on the consolidated financial statements of our jointly controlled entity, Atrium, they did not consider the role of KPMG to be substantial. KFGK informed the

Ms. Monick

Securities and Exchange Commission

June 26, 2015

Company that for purposes of the application of PCAOB Rule 1001(p)(ii) to the audit performed by KPMG, they have used our proportionate share of the engagement hours and fees, which did not cross the 20% threshold respectively, reported by KPMG based on our equity interest in Atrium. Also, taking into account that Atrium during this period was an equity-accounted investee of the Company, KFGK performed the assets and revenue tests using our investment in Atrium as a percentage of our total consolidated assets and our equity in earnings of Atrium as a percentage of our consolidated earnings before income taxes, respectively. None of these tests yielded a percentage in excess of 20% (as shown on the table included as part of the answer to comment 6 above) nor does KFGK believe there were any qualitative factors that indicated a substantial role in the audit. While PCAOB Rule 1001(p(ii)) does not include any guidance for evaluating whether the auditor of an equity method investment played a “substantial role”, KFGK informed the Company that they believe the use of the proportional amounts for the tests most accurately reflects the level of reliance placed on the role of KPMG in the context of the audit of the consolidated financial statements of the Company.

*        *        *

In accordance with your request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 20-F; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*        *        *

If you have any questions with respect to the foregoing, please contact me at 972-3-694-8000 or gkotler@gazitgroup.com. Please also cc James Perlin, Esq. at jperlin@gazitgroup.com and Phyllis Korff, Esq. at Phyllis.korff@skadden.com on all future written correspondences.

Very truly yours,

Gazit-Globe Ltd.

By:	/s/ Gil Kotler
Gil Kotler
Senior Executive Vice President and Chief Financial Officer

Cc:	William Demarest

James Perlin, Esq.

Phyllis Korff, Esq.